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JOHN V. O'HANLON john.o'hanlon@dechert.com +617 728 7111 Direct +617 426 6567 Fax

November 28, 2011

Deepak T. Pai, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Old Westbury Funds, Inc., BNY Mellon Distributors Inc., and The Bank of New York Mellon; File No. 812-13823

Dear Mr. Pai

We are writing on behalf of Old Westbury Funds, Inc., BNY Mellon Distributors Inc., and The Bank of New York Mellon (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application and the amendment thereto for an order under sections 6(c), 10(f) and 17(b) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 10(f) and 17(a) of the Act (the “Application”).  The Application was originally filed with the Securities and Exchange Commission on September 17, 2010 and amended on March 21, 2011.

This request for withdrawal of the Application is being made as the Applicants have chosen not to pursue this exemptive relief at this time.

Should you have any questions, please call me at (617) 728-7111.

Sincerely,

/s/ John V. O’Hanlon

John V. O’Hanlon

cc:           Matthew Bromberg